UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT DATA CORPORATION’S ANNOUNCEMENT OF A CHANGE IN ITS NON-CONSOLIDATED RESULTS FOR THE FISCAL YEAR ENDED MARCH 31, 2013 AS COMPARED TO ITS NON-CONSOLIDATED RESULTS FOR THE FISCAL YEAR ENDED MARCH 31, 2012

On May 8, 2013, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding an announcement by NTT DATA Corporation (“NTT DATA”), a subsidiary of the registrant, of a change in its non-consolidated results for the fiscal year ended March 31, 2013 as compared to its non-consolidated results for the fiscal year ended March 31, 2012. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: May 8, 2013

May 8, 2013

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING NTT DATA CORPORATION’S ANNOUNCEMENT OF A CHANGE IN ITS NON-CONSOLIDATED RESULTS FOR THE FISCAL YEAR ENDED MARCH 31, 2013 AS COMPARED TO ITS NON-CONSOLIDATED RESULTS FOR THE FISCAL YEAR ENDED MARCH 31, 2012

NTT DATA Corporation (“NTT DATA”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced a change in its non-consolidated results for the fiscal year ended March 31, 2013 (April 1, 2012 – March 31, 2013) as compared to its non-consolidated results for the fiscal year ended March 31, 2012 (April 1, 2011 – March 31, 2012). For more details, please see the attached press release.

This change in the non-consolidated results of NTT DATA will not have a material impact on the consolidated results of operations of NTT.

For further inquiries, please contact:

Yusuke Aida or Kenichi Matsuno
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-5205-5581
Fax:	+81-3-5205-5589

May 8, 2013

Company: NTT DATA Corporation
Representative: President and Chief Executive Officer	Toshio Iwamoto
(Code No.: 9613, First section of Tokyo Stock Exchange)

For further inquiries, please contact:
Senior Executive Manager Investor Relations and Finance Office	Keisuke Kusakabe
TEL. +81-3-5546-9962

ANNOUNCEMENT OF A CHANGE IN NTT DATA CORPORATION’S NON-CONSOLIDATED RESULTS FOR THE FISCAL YEAR ENDED MARCH 31, 2013 AS COMPARED TO ITS NON-CONSOLIDATED RESULTS FOR THE FISCAL YEAR ENDED MARCH 31, 2012

NTT DATA Corporation (“NTT DATA”) hereby announces a change in its non-consolidated results for the fiscal year ended March 31, 2013 (April 1, 2012 – March 31, 2013) as compared to its non-consolidated results for the fiscal year ended March 31, 2012 (April 1, 2011 – March 31, 2012) as described below.

1. Comparison of the Non-consolidated Results

	Net sales	Operating income	Ordinary income	Net income	Net income per share
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Yen)
Year Ended March 31, 2012 (A)	812,011	67,339	65,450	25,387	9,050.85
Year Ended March 31, 2013 (B)	818,036	72,258	73,433	45,661	16,278.52
Increase (Decrease) (B-A)	6,024	4,918	7,982	20,273	—
Percent Increase (Decrease) (%)	0.7	7.3	12.2	79.9	—

2. Reason

Net income for the fiscal year ended March 31, 2013 increased by 79.9%, compared to the fiscal year ended March 31, 2012, due to, among other factors, a decrease in extraordinary losses and a decrease in tax expenses as a result of the corporate tax reforms.